October 4, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:   Melissa Raminpour, Branch Chief

                   Effie Simpson

                   Beverly A. Singleton

Re:             The McClatchy Company

                   Form 10-K for the year ended December 27, 2015

                   Filed March 8, 2016

                   Form 8-K

                   Filed July 21, 2016

                   File No. 333-46501

Ladies and Gentlemen:

We are submitting this letter on behalf of The McClatchy Company (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on September 22, 2016 that relate to the above referenced filings, in particular the Company’s Form 8-K, filed on July 21, 2016 (the “Form 8-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

Form 8-K filed on July 21, 2016

1.	Reference is made to the earnings press release furnished as Exhibit 99.1 to the Form 8-K filed on July 21, 2016. We note your disclosure of certain non-GAAP measures, including gross revenues, adjusted loss, operating cash flow, cash flow margin, and free cash flow. Please note that under Item 10(e)(1)(i)(A) of Regulation S-K when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. In this regard, the non-GAAP measures should be supplemental to the primary GAAP measures of net loss and operating cash flows as shown in the statements of cash flows, as applicable. We refer you to the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, Question No. 102.10 by the Division of Corporation Finance on May 17, 2016, and to Instruction 2 to Item 2.02 of Form 8-K. Please revise accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its third quarter 2016 earnings release, it will ensure that when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP is disclosed with equal or greater prominence in accordance with the Staff’s guidance in the C&DIs.

Securities and Exchange Commission

October 4, 2016

2.	We also note your computation of free cash flow from operations differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Refer to CD&I Question No. 102.07 on Non-GAAP Financial Measures. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated or revise your computation to comply with that in the C&DI. Also, please explain how this measure is useful to investors and clarify that it is a liquidity rather than operating performance measure as we note your reconciliation to operating cash flows. Please be advised of the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K of excluding charges that require cash settlement from non-GAAP liquidity measures, such as payments for interest expense which are currently excluded from your calculation of free cash flow from operations. When revising, please ensure that any description pertaining to usefulness should not imply that the measure represents the residual cash flow available for discretionary purposes, if it excludes material mandatory expenditures such as debt service. We may have further comment upon reviewing your response.

The Company acknowledges the Staff’s comment regarding our computation of free cash flow from operations and we respectfully advise the Staff that we no longer intend to present free cash flow or free cash flow from operations in our earnings release or other public disclosures. Going forward we intend to present Adjusted EBITDA and Adjusted EBITDA Margin.  Adjusted EBITDA is calculated as net income (loss) plus interest, taxes, depreciation and amortization, non-operating income and expenses, severance charges associated with changes in our operations, equity income in unconsolidated companies, net, and certain other charges as outlined in the schedule provided below. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by total net revenues. Both non-GAAP measures are intended to be presented as performance measures.  Accordingly, Adjusted EBITDA will be reconciled to net income (loss) in accordance with C&DI 103.02.

We believe Adjusted EBITDA and Adjusted EBITDA margin are useful to investors as these measures align with the disclosures and performance measurements reported by our peers as well as the measures used by analysts to evaluate our business.  We will explain the usefulness of these measures to investors in compliance with Regulation S-K, Item 10(e)(i)(C) by stating the following:

Management believes Adjusted EBITDA (formerly referred to as operating cash flow)* and Adjusted EBITDA margin measures, when read in conjunction with the company’s GAAP financials, including the corresponding GAAP measures, provide useful information to investors by offering supplemental information that enables investors to:

•

make more meaningful period-to-period comparisons of the company’s ongoing operating results. Management believes variances in the excluded line items are not reflective of the underlying business operations of the company or trends in the company’s markets or industry;

•	better identify trends in the company’s underlying business;
•	better understand how management plans and measures the company’s underlying business;
•	more easily compare operating results to those of our peers; and
•	more directly compare the company’s operating results against investor and analyst financial models.

* Note to Staff, this parenthetical would only be used the first time Adjusted EBITDA is introduced (2016 third quarter earnings release) to let readers know we have not changed the amounts previously disclosed.

Securities and Exchange Commission

October 4, 2016

The following table, which is derived from our Form 8-K filed on July 21, 2016, is for the quarter and six months ended June 26, 2016, and June 28, 2015. It provides a sample of the type of tabular disclosure that the Company expects to make in future filings:

THE McCLATCHY COMPANY
Reconciliation of GAAP Measures to Non-GAAP Amounts
(In thousands)

Reconciliation of Net Loss to Adjusted EBITDA

	Quarters Ended		Six Months Ended
	June 26,	June 28,	June 26,	June 28,
	2016	2015	2016	2015

NET LOSS - (GAAP)	$ (14,734)	$ (296,497)	$ (27,475)	$ (307,843)

Income Tax Benefit	(4,731)	(3,500)	(14,846)	(11,153)
Interest Expense	21,223	22,172	41,470	44,510
Depreciation and amortization	24,430	24,934	48,992	48,597
EBITDA	26,188	(252,891)	48,141	(225,889)

Severance charges	5,647	3,949	8,652	8,132
Equity income in unconsolidated companies, net	(4,264)	(4,676)	(6,113)	(8,543)
Noncash charges associated with relocations of certain operations	5,509	-	7,969	-
Technology conversion costs related to co-sourcing a majority of Information Technology operations	4,799	-	5,195	-
Costs associated with reorganizing sales and other operations	1,580	1,122	2,978	1,678
Goodwill and other asset impairment charges	-	300,429	-	300,429
Other non-operating, net	(187)	(6,465)	(1,776)	(7,095)
Adjusted EBITDA (Non-GAAP)	$ 39,272	$ 41,468	$ 65,046	$ 68,712

Adjusted EBITDA Margin (Non-GAAP)	16.2%	15.8%	13.5%	13.2%

The Company acknowledges that:

.the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

.staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

.the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 4, 2016

Please direct your questions or comments regarding the Company’s responses to R. Elaine Lintecum at (916) 321-1846.

Thank you for your assistance.

Sincerely,

THE MCCLATCHY COMPANY

/s/ R. Elaine Lintecum Chief Financial Officer